[Husch Blackwell Sanders LLP Letterhead]

Charles Christian Kirley Attorney 4801 Main Street, Suite 1000 Kansas City, MO 64112 816.283.4625 fax: 816.983.8080 chris.kirley@huschblackwell.com

April 7, 2010

Securities and Exchange Commission Attn. Adam Turk Mail Stop 3010 100 F Street NE Washington DC 20549

Re:	Bigelow Income Properties, LLC

Dear Mr. Turk:

Enclosed please find a copy of the Form S-11 for Bigelow Income Properties, LLC that you requested.  If you would like a copy in electronic format or require any further information, just let me know.

If you have any questions, please feel free to contact me.

Yours very truly,

/s/ Charles Christian Kirley
Charles Christian Kirley
Attorney

CCK